Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Three Months Ended March 31, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees	$(29,456)	$55,189	$14,253	$30,788	$16,753	$27,087
Distributed income of equity investees	26	413	90	384	266	222
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	3,728	11,391	8,529	4,965	2,508	1,155
Rentals	23	83	81	88	58	54
Total fixed charges	$3,751	$11,474	$8,610	$5,053	$2,566	$1,209
Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges and distributed income of equity investees	$(25,679)	$67,076	$22,953	$36,225	$19,585	$28,518
Ratio of earnings to fixed charges	(A)	5.8	2.7	7.2	7.6	23.6

(A)	Due to the Company’s loss for the three months ended March 31, 2015, the ratio coverage in that period was less than 1:1. The Company would have had to generate additional earnings of $29,430 to achieve coverage of 1:1 in that period.